FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For August 12, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: August 12, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Gentry Resources Ltd. for the three and six months ended June 30, 2005, have been prepared by management and approved by the Board of Directors of the Corporation.  These statements have not been reviewed by Gentry’s external auditors.

August 12, 2005.

On behalf of Gentry Resources Ltd

(Signed) “Hugh G. Ross”

(signed) “Ketan Panchmatia”

Hugh G. Ross

Ketan Panchmatia

President and Chief Executive Officer

Vice President, Finance and Chief Financial Officer

NOTES TO THE JUNE 30, 2005 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2004.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2004.

2.

BANK DEBT

The Company has an uncommitted demand revolving credit facility to a maximum of $40,000,000.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate. The facility is secured by a general assignment of book debts, a $50,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The credit facility is subject to review on a semi-annual basis.

3.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

4.

STOCK-BASED COMPENSATION EXPENSE

The fair value of stock options granted during 2005 was estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:

  Risk free interest rate of 3.39% to 3.48%

  Expected life of options of 3.5 to 4.5 years

  Expected volatility of 69.99% to 70.69%

  Expected dividend rate of 0%

  Fair value per option granted of $2.13 to $2.31

5.   COMPARATIVE FINANCIAL STATEMENTS

Certain figures in the comparative financial statements have been reclassified to be consistent with presentation in the current period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles ("GAAP"), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry's reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company's performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

This MD&A has been prepared as of August 10, 2005.

Revenue, Production and Pricing

Gross production revenue increased 71% to $24.82 million in the first half of 2005 from $14.50 million recorded in the first half of last year. The 58% increase in natural gas volumes boosted revenue by $4.69 million, while the increase in oil and liquids production added $3.15 million to revenue.  Changes in pricing also had a positive effect on revenue.  Higher gas prices added $1.07 million, while the price bump in oil contributed $1.41 million.

When comparing the quarterly figures, gross production revenue was $12.83 million for the three months ended June 30, 2005 versus $7.44 million a year ago.  Again, increased gas volumes were the biggest component of the change, increasing revenue by $2.49 million, while higher crude oil and liquids production increased production revenue by $1.88 million.  Commodity prices also helped revenues in the current quarter, with higher gas prices increasing revenue by $459 thousand and higher oil prices increasing revenue by $567 thousand.

Royalties

Gentry's royalties, net of the Alberta Royalty Tax Credit (ARTC), for the six months ended June 30, 2005 increased 68% to $4.68 million from $2.78 million in the comparative period.  This increase is in line with the 71% bump in total revenue.  As a percentage of production, oil and liquids royalties were 22.0% in the first half of 2005 versus 18.6% a year ago. Gas royalties were 16.5% versus 19.6% in the comparative period.  On a boe basis, the percentages were 18.9% in 2005 and 19.2% in 2004.

For the three months ended June 30, 2005 Gentry's royalties, net of ARTC, were $2.22 million compared to $1.49 million for the three months ended June 30, 2004.  On a boe basis, royalties for the most recent quarter were 17.3% versus 20.0% in the comparative period.

Production Expenses

Along with the Company's increased production volumes, gross production expenses also increased. Expenses were $5.25 million versus $3.19 million.  On a unit basis, costs increased to $9.50/boe from $8.88/boe a year earlier.

On a quarterly basis, production expenses were $2.78 million for the three months ended June 30, 2005 compared to $1.59 million a year earlier.  These figures equate to $10.02/boe and $9.13/boe respectively.

While cost reductions were achieved at Princess as a result of the construction of an oil battery in the first quarter and the purchase of a second battery in the second quarter, they could not offset the increased gathering and processing fees at Sedalia and Red Willow.  The Company is also experiencing higher costs at its non-operated properties in Saskatchewan.

General and Administrative Expenses

Gentry's general and administrative expenses were $1.45 million in the first half of 2005 compared to $1.41 million in the first half of 2004. On a barrel of oil equivalent basis, general and administrative expenses were $2.63/boe versus $3.92/boe in the comparative period.

For the three months ended June 30, 2005, general and administrative expenses were $799 thousand compared to $723 thousand in the second quarter of 2004. On a unit measurement basis, costs were $2.88/boe and $4.14/boe respectively.  Going forward, Gentry expects small increases to its gross administrative expenditures, but the per unit figures should fall as additional production comes onstream.

Interest Expense

Gentry's interest expense was $686 thousand in the first six months of 2005 versus $201 thousand in the first six months of 2004. This increase reflects the increased utilization of the Company's credit facilities as well as the effective period interest on the $8.08 million Princess acquisition, which was effective November 1, 2004 but did not close until late in the first quarter.

Quarterly figures for interest expense were $326 thousand for the most recent quarter and $79 thousand for the quarter ended June 30, 2004.  The low comparative figure reflects the application to debt of the proceeds from the $12.5 million equity financing in May, 2004.

Depletion and Depreciation

Depletion and depreciation charges for the first half of this year totaled $7.30 million up from the $3.85 million a year ago.  These charges are expected to increase as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $13.20/boe compared to $10.73/boe the previous year.

For the three month period ended June 30, 2005 the charge for depletion and depreciation was $3.76 million compared to $1.67 million a year ago. This computes to $13.55/boe and $9.56/boe respectively.  The 2004 figure reflects greater proved reserve additions at Princess and Sedalia in the second quarter.

Income Taxes

Gentry was liable for $367 thousand in current taxes for the first six months of 2005 versus $444 thousand in the comparative period of 2004.  Future taxes increased to $1.61 million from $719 thousand in the comparative period.

For the quarter ended June 30, 2005, current and future taxes were $114 thousand and $888 thousand respectively.  This compares with $222 thousand and $465 thousand for the quarter ended June 30, 2004.

At the start of the second quarter, Gentry amalgamated with its wholly owned subsidiary, Gentry Resources (Saskatchewan) Ltd, allowing certain tax pools to be more efficiently applied against the Company's consolidated income.

Cash Flow and Earnings

January through June 2005 cash flow from operations rose 91% to $12.38 million from $6.49 million in the comparative period.  This amounts to $0.32 per share ($0.31 diluted) in 2005, a significant increase from the $0.22 per share ($0.21 diluted) recorded during the first half of 2004.

April through June 2005 cash flow was $6.60 million versus $3.33 million a year ago.  The per share numbers are $0.17 ($0.16 diluted) in 2005 and $0.11 ($0.10 diluted) in 2004.

Greater net production revenues enabled the Company to achieve these dollar increases, while a relatively smaller increase to the number of common shares outstanding benefited the per share numbers.

Net income was $3.13 million in the first half of 2005 compared to $1.79 million in the first half of 2004.  The per share numbers were $0.08 ($0.08 diluted) in 2005 versus $0.06 ($0.06 diluted) in 2004. While cash flow increased $5.89 million, greater depletion and depreciation charges and future taxes softened its impact on net income.

For the second quarter of 2005, net income was $1.84 million or $0.05 per share ($0.05 diluted). This compares to $1.13 million or $0.04 per share ($0.04 diluted) from the second quarter 2004. Again, the increased cash flow was somewhat mitigated, as expected, by the increases in both depletion and future taxes.

Netbacks

	Three months ended		Six months ended
($/boe)	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04
Selling Price	46.27	42.60	44.89	40.43
Royalties (net of ARTC)	(7.99)	(8.53)	(8.47)	(7.76)
Operating Costs	(10.02)	(9.13)	(9.50)	(8.88)
Operating Netbacks	28.26	24.94	26.92	23.79
Administration	(2.88)	(4.14)	(2.63)	(3.92)
Interest	(1.18)	(0.45)	(1.24)	(0.56)
Current Taxes	(0.41)	(1.27)	(0.66)	(1.24)
Cash Flow	23.79	19.08	22.39	18.07

Capital Expenditures

Net capital expenditures increased 167% to $24.24 million from the $9.07 million incurred in the comparative six-month period.  Capital expenditures for the second quarter of 2005 were $10.30 million, versus the $6.06 million incurred in the second quarter of 2004.

	Three months ended		Six months ended
($000's)	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04
Drilling and completions	4,378.9	2,339.2	7,784.5	3,671.7
Facilities and equipping	4,697.9	1,315.8	6,350.2	1,721.5
Land and seismic	956.2	2,124.6	1,863.6	3,083.4
Acquisitions, net	(32.7)	-	7,647.8	(120.0)
Capitalized expenses	299.1	235.7	573.9	532.5
Other	2.4	48.9	18.1	185.8
	10,301.7	6,064.2	24,238.1	9,074.9

The above figures include the $8 million acquisition of additional interests at Princess in the first quarter of 2005 as well as an active drilling and facilities program, primarily at Princess, throughout the year.

Liquidity and Capital Resources

Gentry began 2005 with 38,471,234 common shares outstanding.  During the first two quarters, the Company has issued 378,667 common shares pursuant to the exercise of stock options ($0.93 per share); 19,645 shares pursuant to the Employee Share Ownership Plan ($4.19 per share); and repurchased 106,900 shares ($4.27 per share) pursuant to the Company's normal course issuer bid.  As a result of these changes, Gentry ended the first half of the year with 38,762,646 common shares issued and outstanding.

As of the date of this MD&A, Gentry has 38,765,589 common shares outstanding.  A further 2,711,333 shares are reserved for issuance pursuant to outstanding stock option agreements.

Largely as a result of Gentry's intensive capital program, the Company's net debt increased to $31.72 million on June 30, 2005 from $19.73 million at the start of the year.  Gentry's credit limit currently stands at $40 million.

Selected Quarterly Information

The following table summarizes selected production and financial information from the past eight quarters:

($000s, except volumes	2005		2004				2003
and per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

PRODUCTION
bbls/d	1,295	1,246	960	808	808	870	958	857
mcf/d	10,512	10,889	8,869	7,753	6,663	6,919	6,865	5,713
boe/d	3,047	3,061	2,439	2,100	1,919	2,023	2,103	1,810

FINANCIAL
Total revenue	$ 12,832	$ 11,984	$ 9,193	$ 8,020	$ 7,438	$ 7,066	$ 6,696	$ 5,867
Cash flow	6,597	5,779	3,029	3,871	3,330	3,155	2,470	2,742
per share - basic	0.17	0.15	0.09	0.11	0.11	0.12	0.09	0.11
per share - diluted	0.16	0.14	0.08	0.11	0.10	0.11	0.09	0.11
Net income	1,843	1,286	501	1,115	1,128	658	303	617
per share - basic	0.05	0.03	0.01	0.03	0.04	0.02	0.01	0.03
per share - diluted	0.05	0.03	0.01	0.03	0.04	0.02	0.01	0.02

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Hugh G. Ross, President and Chief Executive Officer of Gentry Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Gentry Resources Ltd. (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present, in all material respects, the financial condition and results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date:  August 15, 2005

  signed: "Hugh G. Ross"

Hugh G. Ross

President & Chief Executive Officer

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Ketan Panchmatia, Vice-President, Finance and Chief Financial Officer of Gentry Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Gentry Resources Ltd. (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present, in all material respects, the financial condition and results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date:  August 15, 2005

  signed: "Ketan Panchmatia"

Ketan Panchmatia

Vice-President, Finance &

Chief Financial Officer